                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

       INFORMATION REQUIRED TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                       MidAmerican Energy Holdings Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            Common Stock no par value
--------------------------------------------------------------------------------
                        (Title of Classes of Securities)

                                    59562V107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Walter Scott, Jr.
                                1000 Kiewit Plaza
                              Omaha, Nebraska 68131
                        Telephone Number: (402) 341-2052
--------------------------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 WITH A COPY TO:
                            Thomas F. Flaherty, Esq.
                                500 Energy Plaza
                              409 South 17th Street
                              Omaha, Nebraska 68102
                        Telephone Number: (402) 341-6000


                                October 14, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)



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---------------------                                      --------------------
CUSIP NO. 59562V107                   13D                   Page 2 of 10 Pages
---------------------                                      --------------------


1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Walter Scott, Jr.; SS No. ###-##-####
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*
          PF
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                       3,013,489
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                           -0-
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                  3,013,489
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                      -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                              3,852,777
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.2%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
          IN
-------------------------------------------------------------------------------
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---------------------                                      --------------------
CUSIP NO. 59562V107                   13D                   Page 3 of 10 Pages
---------------------                                      --------------------


1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          W S Charitable Remainder Unitrust II; EIN 91-1837038
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*
          OO
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                       2,000,000
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                           -0-
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                  2,000,000
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                      -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                              3,852,777
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.2%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
          OO
-------------------------------------------------------------------------------


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---------------------                                      --------------------
CUSIP NO. 59562V107                   13D                   Page 4 of 10 Pages
---------------------                                      --------------------

ITEM 1. SECURITY AND ISSUER.

         The class of securities to which this statement relates is the no par value Common Stock ("Common Stock") of MidAmerican Energy Holdings Company, an Iowa corporation (the "Issuer"). The Issuer's principal executive offices are located at 666 Grand Avenue, Des Moines, Iowa 50309.


ITEM 2. IDENTITY AND BACKGROUND.

         (a - c) This statement is being filed by Walter Scott, Jr., an individual whose business address is 1000 Kiewit Plaza, Omaha, Nebraska 68131, and by WS Charitable Remainder Unitrust II, an irrevocable charitable remainder unitrust established by Walter Scott, Jr. as to which Walter Scott, Jr. is the sole trustee and whose business address is 500 Energy Plaza, 409 South 17th Street, Omaha, Nebraska 68102 (collectively "Reporting Persons"). Walter Scott, Jr. is the Chairman of Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021. Level 3 Communications, Inc. is a communications and information services company that is building the first international network optimized for internet protocol technology. It now offers service in 26 U.S. markets and four European markets.

         (d) Neither of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither of the Reporting Persons have, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Walter Scott, Jr. is a citizen of the United States of America. WS Charitable Remainder Unitrust II is a domestic trust.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Walter Scott, Jr. acquired his Common Stock with personal funds. WS Charitable Remainder Unitrust II acquired its Common Stock with the proceeds of the sale of securities previously gifted to it by Walter Scott, Jr.

     As further described in Item 4 (the answer to which is incorporated herein by reference), on October 14, 1999, each of Walter Scott, Jr., David L. Sokol and Berkshire Hathaway Inc. ("Berkshire" and collectively, the "Investors") entered into an agreement to propose to acquire the Issuer through a merger of a corporation formed by them with and

---------------------                                      --------------------
CUSIP NO. 59562V107                   13D                   Page 5 of 10 Pages
---------------------                                      --------------------

into Issuer. By virtue of such agreement and without the use of any funds, the Reporting Persons acquired beneficial ownership, as provided in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the 839,288 shares as reported as beneficially owned by Mr. Sokol on his
Schedule 13D filed with the Securities and Exchange Commission on the date hereof, but neither of Reporting Persons have an economic interest in such shares. Berkshire, as reported on its Schedule 13D filed with the Securities and Exchange Commission on the date hereof, does not beneficially own any Common Stock or any other securities of the Issuer.


ITEM 4. PURPOSE OF TRANSACTION.

         (a - b) On October 14, 1999, each of Berkshire, Walter Scott, Jr. (who is a director of both Berkshire and the Issuer) and David Sokol (who is the Chairman and Chief Executive Officer of the Issuer) formed a limited liability company, Teton Formation L.L.C. ("Teton LLC"), and entered into an operating agreement in connection therewith (the "Operating Agreement"), for the purpose of forming a new corporation, Teton Acquisition Corp. ("Merger Sub") to consummate the acquisition of the Issuer.

         On October 24, 1999, the Issuer executed an Agreement and Plan of Merger (the "Merger Agreement") with Teton LLC and Merger Sub. The Merger Agreement provides that, subject to the terms and conditions thereof (including, without limitation, approval by shareholders of the Issuer and certain regulatory approvals), Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation (the "Surviving Corporation"). Upon consummation of the merger, all of the outstanding shares of Common Stock (other than shares held by the Issuer, Merger Sub or Teton LLC and shares which have perfected appraisal rights), will be converted into the right to receive $35.05 per share in cash (the "Merger Consideration"). The transaction (the "Acquisition") will be subject to Section 13(e) of the Exchange Act. Pursuant to the terms of the Operating Agreement, upon the consummation of the Acquisition, Teton LLC will be dissolved.

         The commitments of each of Berkshire, Mr. Scott and Mr. Sokol to fund the Acquisition are set forth in individual Amended and Restated Subscription Agreements (the "Amended and Restated Sub scription Agreements", and each such agreement, an "Amended and Restated Subscription Agreement") entered into on October 24, 1999 between each of them and Merger Sub, which include (a) a term sheet relating to certain put and call rights and transfer restrictions relating to certain securities of the Surviving Corporation owned by the Investors or others and (b) a draft form of employment agreement amendment which would entitle Mr. Sokol to become a member of the board of directors of the Surviving Corporation and designate two additional members of the Surviving Corporation's ten person board. Pursuant to the Amended and Restated Subscription Agreements, each of Berkshire, Mr. Scott and Mr. Sokol has agreed to invest cash in, and/or contribute some or all of his or its equity investments in the Issuer to, the Merger Sub.

---------------------                                      --------------------
CUSIP NO. 59562V107                   13D                   Page 6 of 10 Pages
---------------------                                      --------------------

         WS Charitable Remainder Unitrust II will not contribute cash or its equity investment in the Issuer to Merger Sub. Upon consummation of the merger, it will accept and receive the Merger Consideration in exchange for its Common Stock.

         Walter Scott, Jr. may purchase shares of Common Stock in the open market in accordance with relevant provisions of the Exchange Act, and otherwise depending upon price, market conditions, availability of funds, evaluation of alternative investments, other legal constraints, and other factors. Following any such purchase, Mr. Scott could decide to sell any or all of such shares, depending upon price, market conditions, availability of funds, evaluation of alternate investments, legal constraints and other factors.

         (c) Not applicable.

         (d) The Agreement provides that the directors of Merger Sub at the time of the Acquisition will be the directors of the Surviving Corporation, and the officers of Merger Sub at the time of the Acquisition will be the officers of the Surviving Corporation.

         (e) In connection with the Acquisition (x) each share of Common Stock (other than shares held by the Issuer, Merger Sub or Teton LLC and shares which have perfected appraised rights) will be extinguished in exchange for the Merger Consideration, and (y) each of the Issuer's 6 1/2% Convertible Junior Subordinated Debentures due 2006 (and the related 6 1/2% Convertible Preferred Securities of CalEnergy Trust III) and its 6 1/4 % Convertible Junior Subordinated Debentures due 2012 (and the related 6 1/4 % Convertible Preferred Securities of CalEnergy Capital Trust II) will, following consummation of the Acquisition, be convertible only into an amount of cash based on the Merger Consideration . The capitalization of the Surviving Corporation will include (A) common stock, and (B) convertible preferred stock which will be owned by Berkshire and/or consolidated subsidiaries of Berkshire and which (1) will be convertible into common stock of Surviving Corporation upon certain limited circumstances, including any conversions that would not cause the holder to be required to register as a holding company under the Public Utility Holding Company Act of 1935, and upon a sale of the Surviving Corporation or other change of control transaction, (2) entitled to elect two of the ten members of the Board of Directors of the Surviving Corporation, and (3) must approve certain fundamental corporate changes and transactions. Merger Sub will also form a statutory business trust to issue certain trust preferred securities to Berkshire pursuant to its Amended and Restated Subscription Agreement. The proceeds from the sale of such trust preferred securities by the trust will be used to purchase certain subordinated debentures from the Merger Sub. The subordinated debentures (and the trust preferred securities) will become a part of the capitalization of the Surviving Corporation upon consummation of the Acquisition.

         All other outstanding securities of the Issuer, consisting of non-convertible notes and bonds, will remain outstanding and will, upon consummation of the Acquisition, become obligations of the Surviving Corporation.

         (f) Not applicable.

---------------------                                      --------------------
CUSIP NO. 59562V107                   13D                   Page 7 of 10 Pages
---------------------                                      --------------------

         (g) In connection with the Acquisition, Merger Sub's charter and bylaws will become the restated charter and bylaws of the Surviving Corporation.

         (h - i) In connection with the Acquisition, the Common Stock will be de-listed from each of the New York Stock Exchange, the Pacific Stock Exchange and the London Stock Exchange and become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         (j) Not applicable.

         The descriptions in this Item 4 of the Merger Agreement, the Amended and Restated Subscription Agreements and the Operating Agreement are qualified in their entirety by reference to such agreements, which are Exhibits 1 through 5 to the Schedule 13D filed by David Sokol on the date hereof, and incorporated by reference herein.

         Except as set forth above, the Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be de- listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Reporting Persons beneficially own 3,013,489 shares of Common Stock (including 3,489 options owned by Walter Scott, Jr. which are exercisable within sixty days), representing 4.9% of the Issuer's issued and outstanding Common Stock. Walter Scott, Jr., individually, owns 1,013,489 shares of Common Stock, including 3,489 options exercisable within sixty days. WS Charitable Remainder Unitrust II, as to which Walter Scott, Jr. is the sole trustee, owns 2,000,000 shares of Common Stock. Walter Scott, Jr., individually and as the sole trustee of the WS Charitable Remainder Unitrust II, has both sole voting and sole investment power over such Common Stock.

         David Sokol, as reported by Mr. Sokol to Mr. Scott, directly beneficially owns 839,288 shares of Common Stock.

---------------------                                      --------------------
CUSIP NO. 59562V107                   13D                   Page 8 of 10 Pages
---------------------                                      --------------------

         Berkshire, as provided by it to Mr. Scott, does not directly beneficially own any securities of the Issuer.

         Pursuant to Rule 13d-3 under the Exchange Act, all of the shares beneficially owned by each member of the group, or an aggregate of 3,852,777 shares of Common Stock of the Issuer (inclusive of options exercisable within sixty days) representing, based on the 61,161,585 shares of Common Stock of the Issuer outstanding on June 30, 1999 (which number does not include shares which may be issued pursuant to the options identified herein) 6.2% of the total of the issued and outstanding Common Stock of the Issuer.

         Pursuant to the Issuer's Amended and Restated 1986 Stock Option Plan, Mr. Scott has been granted options to purchase 100 shares of Common Stock. Pursuant to the Issurer's 1996 Stock Option Plan, Mr. Scott has been granted options to purchase 1,000 shares of Common Stock. Pursuant to the Issuer's 1996 Non-Employee Director Stock Option Election Plan, Mr. Scott has been granted options to purchase 2,389 shares of Common Stock. All of these option shares are exercisable within sixty days by Mr. Scott.

         (b) Walter Scott, Jr. may be deemed to be the sole beneficial owner of and have sole dispositive power over 3,013,489 shares of Common Stock. David Sokol may be deemed to be the sole beneficial owner of and have sole dispositive power over 839,288 shares of Common Stock. Mr. Scott has no power to vote or direct the vote, to dispose or the direct the disposition of the 839,288 shares of Common Stock as reported as beneficially owned by Mr. Sokol in his Schedule 13D filed with the Securities and Exchange Commission on the date hereof.

         (c) None.

         (d) Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As further described in Items 3 and 4 (the answers to which are incorporated herein by reference), Walter Scott, Jr., David Sokol and Berkshire have entered into Amended and Restated Subscription Agreements under which each of Mr. Scott, Mr. Sokol and Berkshire has agreed to invest cash and/or some or all of his or its equity investment in the Issuer in the Merger Sub. The Amended and Restated Subscription Agreements also include certain restrictions on the transferability of Merger Sub (and, following the Acquisition, Surviving Corporation) securities. The descriptions in this Item 6 of the Amended and Restated Subscription Agreements are qualified in their entirety by reference to such agree-

---------------------                                      --------------------
CUSIP NO. 59562V107                   13D                   Page 9 of 10 Pages
---------------------                                      --------------------

ments, which are attached to the Schedule 13D filed by David Sokol on the date hereof as exhibits and incorporated herein.

         Except as referred to above and the stock option grants to Mr. Scott described in Item 5, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following material are filed as exhibits to the Schedule 13D filed with the Securities and Exchange Commission on the date hereof by David Sokol and are incorporated herein by this reference: (a) Agreement and Plan of Merger, dated as of October 24, 1999, by and among the Issuer, Teton Formation L.L.C., an Iowa limited liability company and Teton Acquisition Corp., an Iowa corporation and a wholly owned subsidiary of Teton Formation L.L.C.; (b) Amended and Restated Subscription Agreement, dated as of October 24, 1999, by and between Berkshire Hathaway Inc. and Teton Acquisition Corp.; (c) Amended and Restated Subscription Agreement, dated as of October 24, 1999, by and between Walter Scott, Jr. and Teton Acquisition Corp.; (d) Amended and Restated Subscription Agreement, dated as of October 24, 1999, by and between David L. Sokol and Teton Acquisition Corp.; and (e) Operating Agreement of Teton Formation L.L.C., dated as of October 14, 1999, by and among David L. Sokol, Walter Scott, Jr. and Berkshire Hathaway Inc. The Joint Filing Agreement of the Reporting Persons is attached hereto as "Exhibit A" and incorporated herein by this reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  October 25, 1999
                                        --------------------------------------
                                                        (Date)

                                               /s/ Walter Scott, Jr.
                                        --------------------------------------
                                                    (Signature)

                                                   Walter Scott, Jr.
                                        --------------------------------------
                                                        (Name)

---------------------                                      --------------------
CUSIP NO. 59562V107                   13D                   Page 11 of 11 Pages
---------------------                                      --------------------




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  October 25, 1999
                                        --------------------------------------
                                                        (Date)

                                        WS CHARITABLE REMAINDER UNITRUST II

                                        By /s/ Walter Scott, Jr.
                                           -----------------------------------
                                                    (Signature)

                                               Walter Scott, Jr. Trustee
                                        --------------------------------------
                                                        (Name)